UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Schneider, Charles R.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Date of Event Requiring Statement (Month/Day/Year)
   1/1/02

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Regional Vice President

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 7,750               D   Direct
Common Stock                                                 300                 I   by Spouse

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option      (1)       10/25/11  Common Stock                 75,325     $0.3700    D           Direct
(right to buy)
Non-Qualified Stock Option      (2)       09/25/05  Common Stock                 2,462      $0.4400    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       09/29/08  Common Stock                 13,000     $1.9375    D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       06/15/09  Common Stock                 5,000      $3.0000    D           Direct
(right to buy)
Non-Qualified Stock Option      (5)       02/09/09  Common Stock                 5,000      $3.8750    D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       09/27/06  Common Stock                 3,077      $3.9000    D           Direct
(right to buy)

Explanation of Responses:

(1a)  Option to purchase 25,000 shares becomes exercisable in four (4) installments, three (3) equal annual installments and one (1)
      installment six (6) months after the third (3) annual installment beginning October 25, 2002.

(1b)  Option to purchase 30,325 shares becomes exercisable in four (4)  equal annual installments beginning October 25, 2002.

(1c)  Option to purchase 20,000 shares becomes exercisable in two (2) equal annual installments beginning October 25, 2002.

(2)   2,462 options are currently exercisable.

(3)   8,625 options are currently exercisable.  The remaining 2,875 become exercisable on September 29, 2002 and an additional 1,500 options become exercisable on September 29, 2005.

(4)   2,500 options are currently exercisable.  The remaining 2,500 became exercisable in two (2) equal annual installments beginning on June 15, 2002.

(5)  2,500 options are currently exercisable.  The remaining 2,500 become exercisable in two (2)equal annual installments beginning on February 9, 2002.

(6)  3,077 options are currently exercisable.

SIGNATURE OF REPORTING PERSON
/S/ Schneider, Charles R.
DATE:  January 10, 2001